July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NeoVolta, Inc.
Registration Statement on Form S-1, as amended
Filed April 13, 2022
File No. 333-264275

Ladies and Gentlemen:

As the underwriter of the proposed offering of NeoVolta, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Wednesday, July 27, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, through July 25, 2022, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 11, 2022, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Co-President